August 6, 2013

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	ACI Worldwide, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Form 8-K Filed May 2, 2013

File No. 00-25346

Ladies and Gentlemen:

The following sets forth the response of ACI Worldwide, Inc. (the “Company”) to the comments included in your letter dated July 23, 2013 with respect to the above-referenced Annual Report on Form 10-K and Current Report on Form 8-K. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following the comment.

Form 10-K for the fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Intangible Assets and Goodwill, page 45

1. In response to comment 2 in your letter dated March 30, 2012, you provided proposed revised disclosures that you would include in future filings with regards to your goodwill impairment analysis; however, it appears that you did not include such revisions in your current Form 10-K filing. If you determined that the estimated fair value substantially exceeds the carrying value for each of your reporting units, please disclose this determination. To the extent that the estimated fair value for any of your reporting units is not substantially in excess of its carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please disclose (a) the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; (b) discuss the degree of uncertainty associated with the key assumptions and (c) describe the potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions used in determining fair value. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350. Please provide the disclosures that you intend to include in your future filings, beginning with your next Form 10-Q filing.

Securities and Exchange Commission

August 6, 2013

Response: The estimated fair values substantially exceeded the carrying value for all reporting units based upon our annual impairment test as of October 1, 2012, therefore, the following disclosure in the Annual Report on Form 10-K was deemed sufficient:

The calculated fair value was in excess of the current carrying value for all reporting units. No reporting units were deemed to be at risk of failing Step 1 of the goodwill impairment test under ASC No. 350.

We respectfully inform the SEC that we will include the following disclosure in our next Form 10-Q filing:

In accordance with ASC 350, Intangibles – Goodwill and Other, we assess goodwill for impairment annually during the fourth quarter of our fiscal year using October 1 balances or when there is evidence that events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. We evaluate goodwill at the reporting unit level and have identified our reportable segments, Americas, EMEA, and Asia/Pacific, as our reporting units. Recoverability of goodwill is measured using a discounted cash flow model incorporating discount rates commensurate with the risks involved. Use of a discounted cash flow model is common practice in impairment testing in the absence of available transactional market evidence to determine the fair value.

The calculated fair value was substantially in excess of the current carrying value for all reporting units based upon our October 1, 2012 annual impairment test and there have been no indications of impairment in the subsequent periods.

Controls and Procedures, page 48

2. We note in your disclosures on page 49 where you indicate that the company believes the internal controls and procedures of S1 will have a material effect on your internal control over financial reporting. Please explain further the purpose of this disclosure. In this regard, tell us whether management included S1 in their assessment of the effectiveness of your internal control over financial reporting at December 31, 2012. To the extent they did not, tell us your consideration to include a discussion in your report regarding the scope of your assessment, which includes identification of the business excluded and its significance to your consolidated financial statements. If the intent of this disclosure was to disclose material changes to your internal control over financial reporting as a result of the S1 acquisition, then tell us your consideration to include a discussion of such changes. We refer you to Question 3 to the Frequently Asked Questions on Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports available on our website at http://www.sec.gov/info/accountants/controlfaq.htm.

Response: The purpose of our disclosure was to disclose our determination that internal controls and procedures of S1 had a material impact over financial reporting pursuant to Exchange Act Rule 13a-15(d) during the year ended December 31, 2012. Internal controls over financial reporting and procedures at S1 were included in management’s assessment of the effectiveness of internal control over financial reporting for the consolidated Company as of December 31, 2012.

Securities and Exchange Commission

August 6, 2013

Form 8-K Filed on May 2, 2013

3. We believe the non-GAAP operating statement columnar format appearing in your Item 2.02 Forms 8-K beginning in May 2012 conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K.

Response: The purpose of this table is to show a reconciliation of the non-GAAP financial measures with the most comparable financial measures that are presented in accordance with GAAP per the requirements of Regulation G.

We respectfully inform the SEC, that beginning in the second quarter of 2013, we will modifying our non-GAAP reconciliations to be as follows:

Securities and Exchange Commission

August 6, 2013

ACI Worldwide, Inc.

Reconciliation of Selected GAAP Measures to Non-GAAP Measures (1)

(unaudited and in thousands, except per share data)

FOR THE THREE MONTHS ENDED June 30,
	20XX				20XX		20XX				20XX
	GAAP		Adj.		Non-GAAP		GAAP		Adj.		Non-GAAP		$ Diff		% Diff
Selected Non-GAAP Financial Data
Total revenues (2)	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX	XX	%
Total expenses (3)		XX		XX		XX		XX		XX		XX		XX	XX	%
Operating income (loss) (3)		XX		XX		XX		XX		XX		XX		XX	XX	%
Income (loss) before income taxes (3)		XX		XX		XX		XX		XX		XX		XX	XX	%
Income tax expense (4)		XX		XX		XX		XX		XX		XX		XX	XX	%

Net income (loss)	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX	XX	%

Depreciation		XX		XX		XX		XX		XX		XX		XX	XX
Amortization—acquisition related intangibles		XX		XX		XX		XX		XX		XX		XX	XX
Amortization—acquisition related software		XX		XX		XX		XX		XX		XX		XX	XX
Amortization—other		XX		XX		XX		XX		XX		XX		XX	XX
Stock-based compensation		XX		XX		XX		XX		XX		XX		XX	XX

Adjusted EBITDA	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX	XX	%

Earnings (loss) per share information
Weighted average shares outstanding
Basic		XXX		XXX		XXX		XXX		XXX		XXX
Diluted		XXX		XXX		XXX		XXX		XXX		XXX
Earnings (loss) per share
Basic	$	X.XX	$	X.XX	$	X.XX	$	X.XX	$	X.XX	$	X.XX	$	X.XX	XX
Diluted	$	X.XX	$	X.XX	$	X.XX	$	X.XX	$	X.XX	$	X.XX	$	X.XX	XX

(1)	This presentation includes non-GAAP measures. Our non-GAAP measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.
(2)	Adjustment for deferred revenue that would have been recognized in the normal course of business by S1 and ORCC but was not recognized due to GAAP purchase accounting requirements.
(3)	Expense for acquisition related transactions, including, $XX million for employee related actions and $XX million for professional and other fees in 2012.
(4)	Adjustments tax effected at 35%.

Securities and Exchange Commission

August 6, 2013

*    *    *    *

In connection with the above-referenced filings, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 402-778-2177.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Scott W. Behrens
Scott W. Behrens
Executive Vice President, Chief Financial Officer, and Chief Accounting Officer

Enclosures

cc:	Philip G. Heasley, ACI Worldwide, Inc.

Dennis P. Byrnes, ACI Worldwide, Inc.

Robert A. Profusek, Jones Day